United States securities and exchange commission logo





                             December 20, 2021

       Nicole Fernandez-McGovern
       Chief Financial Officer, EVP of Operations and Secretary
       AgEagle Aerial Systems Inc.
       8863 E. 34th Street North
       Wichita, Kansas 67226

                                                        Re: AgEagle Aerial
Systems Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K/A filed
May 4, 2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            File No. 001-36492

       Dear Ms. Fernandez-McGovern:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A filed May 4, 2021

       Item 9.01 Financial Statements and Exhibits, page 1

   1. Please file unaudited interim financial statements of Measure Global, Inc. as required under Rule 8-04 of
Regulation S-X in an amendment. Please update the proforma
                                                        financial information
with the interim financial statements.
       Form 10-Q for the Quarterly Period Ended September 30, 2021

       Notes to Condensed Interim Consolidated Financial Statements
       Note 4 Notes Receivable, page 15

   2. We note your company executed promissory notes to Parrot Drones SAS in November
                                                        2020 and August 2021.
We also note that you entered into stock purchase agreements with Parrot Drones SAS
in relation to your company's acquisitions of MicaSense, Inc. and
 Nicole Fernandez-McGovern
AgEagle Aerial Systems Inc.
December 20, 2021
Page 2
         senseFly SA and senseFly, Inc. Please address the following:
             Explain in greater detail who Parrot Drones SAS is and whether it is a related party to your company.
             More fully explain to us the total amount of the promissory notes you have executed to Parrot Drones SAS and the business purpose of each promissory note.
             Please tell us who owned MicaSense, Inc., senseFly SA, and senseFly, Inc before your company's acquired them.
             Please explain the total amount of cash and other consideration your company paid to
             Parrot Drones SAS in relation to the acquisitions.
Note 7 Acquisition, page 19

3. We note you completed the acquisitions of MicaSense, Inc. and Measure Global, Inc.
         Please address the following:

                More fully explain how you determined each acquisition is the acquisition of a business. Provide your analyses based on the criteria in ASC 805-10-55-3A through
              55-6 and 805-10-55-8 through 55-9.
                More fully explain how you determined the fair value of the intangible assets you acquired.
                More fully explain to us the reasons why the amount of goodwill you recorded in each acquisition represents a significant percentage of the related purchase price.
                Clarify to us whether any parties involved with these acquisitions are related parties.
                Provide the disclosure required by ASC 805-10-50-2(h).

         Please also comply with these comments as they relate to your acquisition of senseFly SA and senseFly, Inc.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723
with any questions.



FirstName LastNameNicole Fernandez-McGovern                     Sincerely,
Comapany NameAgEagle Aerial Systems Inc.
                                                                Division of
Corporation Finance
December 20, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName